Filed by Sabine Production Partners, LP
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sabine Royalty Trust Commission File Number: 333-127203
FOR IMMEDIATE RELEASE
Sabine Production Partners, LP Reiterates Intention that Monthly Distributions From Legacy Assets Continue
FORT WORTH, TEXAS — January 17, 2006 — Sabine Production Partners, LP today mailed to unit holders of Sabine Royalty Trust (NYSE: SBR) as of December 12, 2005, the following letter:
Dear Unit Holder:
     We previously sent you proxy materials regarding a proposed Special Meeting of Sabine Royalty Trust (“SRT”). If you have already voted, we appreciate your attention and thank you for taking the time to do so. If you have not yet voted, we urge you to give this matter your immediate attention and return your voting instruction form today.
Reason for Our Proposal
     As described further in the proxy materials previously provided to you, we are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to change SRT from a limited-life investment with declining production and a trustee that is prohibited from actively managing SRT’s assets to a growth-oriented operating partnership that would both monitor and manage existing properties, to the extent possible under existing contracts, while also seeking to increase production through successful execution of our business plan. Significant differences between the investment you hold today and the investment you would hold upon implementation of our proposal include the following:

Key Attribute	SRT Currently	Upon Implementation of Our Proposal
Duration	Limited life	Infinite life

Properties	Legacy properties only	Legacy properties plus strategy for future acquisitions

Management	Passive	Active

Outlook	In decline	Opportunity for investment appreciation

Goal	Distribute remaining revenues and liquidate	Increase total proved oil and natural gas reserves
     We believe that your voice in the future of SRT can best be expressed through the proposed meeting. If consummated, the transaction would be tax-free, and the new partnership would trade on the NYSE under the same trading symbol — “SBR.”

     SRT has not acquired (nor is it permitted to acquire) any additional properties since its creation in 1982. Moreover, according to the trustee’s own admissions, these properties have maintained continually declining production since 1999. We believe that production will continue to decline unless the current passive management structure of SRT is replaced with an active management structure that can pursue the growth of reserves and, consequently, production.
Monthly Distributions
     Like SRT’s current structure, we intend to make monthly distributions of cash. To be clear, we intend to continue to hold the legacy assets — the properties that are now in SRT’s portfolio of oil and gas properties — and to continue to pay monthly distributions from the available cash generated by those legacy assets. As explained below under “Strategy,” we also plan to acquire additional properties that are expected to enhance monthly distributions to unit holders, while retaining legacy assets that will continue to be available to provide cash to fund monthly distributions.
Strategy
     Our strategy is to increase cash distributions per unit by increasing our proved reserves, production, cash flow and earnings. We intend to do this through a properly balanced program of selective acquisitions of additional proved oil and natural gas properties; managing and monitoring the operators of our investment properties, including the operators of the legacy assets, to the extent possible under existing contracts; utilizing, where appropriate, advanced technologies to increase production; focusing on operational efficiency; and otherwise relying on the skill of our senior management team.
•	No Exploratory Drilling. We do not plan to engage in high-risk exploratory or “wildcatting” activities or similar high-risk endeavors, but rather, we aim to acquire lower-risk assets with meaningful upside potential.

•	Selective Acquisitions. We intend to acquire proved properties that enhance our competitive position, offer economies of scale and provide further development potential. We will particularly focus on acquiring properties that are expected to substantially cover their associated acquisition and development debt service and have meaningful potential to grow through application of enhanced recovery efforts.

•	Active Management. We intend to take a more active role in monitoring and managing our operators, including the operators of our legacy assets, to the extent possible under existing contracts. All legacy assets are currently operated by third parties. Specifically, we intend to evaluate and promote all operators’ compliance with legal standards for prudent operation, which are designed to protect the rights of royalty interest owners from asset waste.

•	Administrative Cost. We believe we can achieve these improvements with administrative costs that are relatively comparable to SRT’s 2005 annualized cost levels.
Our Methodology Regarding Incentive Distributions
     Like SRT, we intend to make monthly distributions of cash. In establishing how available cash from operating surplus would be distributed among common unit holders and the General Partner, we elected to base our “minimum monthly distribution rate” on the historical rate of SRT’s distributions. Our goal was to establish a split between the common unit holders and ourselves that was fair and was not intended to take advantage of shifts in SRT’s distribution rates resulting from circumstances, conditions or events existing or occurring prior to our General Partner obtaining control of SRT’s properties. In other words, we did not intentionally structure the incentive distributions in such a way as to artificially create “in the money” distributions to ourselves. Of course, however, oil and gas prices are, and are expected to continue to be, volatile, including for reasons beyond our control. Prices will fluctuate based on natural disruptions such as Hurricanes Katrina and Rita, geopolitical concerns, significant and unexpected weather changes, quantity and sources of supply and other reasons. As a result, we are unable to predict, with any degree of certainty, future oil and natural gas prices. Conceptually, therefore, if prices remain reasonably steady, our General Partner must successfully execute our strategy as outlined above if it intends to receive the incentive distribution rights established in the proxy materials.
     Recently, though, distributions from SRT relating to operations in late 2005 have exceeded historical levels as a result of an increase in energy prices. As a consequence, the General Partner would, should this trend continue, receive incentive distributions unrelated to its execution of our business strategy. Nevertheless, if energy prices move down, the current initial minimum monthly distribution should become more in line with historical levels. As we obtain votes for calling a meeting, we intend to reexamine our monthly distribution levels to ensure that it provides proper incentives to our General Partner while not unduly taking advantage of aberrations in energy prices.

     Under NYSE rules, we are required to add independent managing board members (one within 90 days and another within one year from December 13, 2005). If, at the time of closing, volatility still persists in the oil and gas market, we will give due consideration to the possibility of designing a program that would allow the independent managing board members to set (on backward-looking basis) a minimum monthly distribution that would be fair to you and to us. Obviously, the independent members would be authorized to engage the expertise of independent financial and legal counsel for this purpose. If this process is employed, then there would be no need for reset adjustments in the future.
Special Cash Distribution
     As soon as reasonably practical following consummation of the proposed transaction and completion of a revolving credit facility described in the proxy statement/prospectus, Sabine Production Partners intends to make a special cash distribution equal to $0.50 per unit to each holder of its common units.
Summary
•	Now is the time to address the issue of declining production in SRT.

•	Our plan permits holders of SRT units to convert from a finite life investment in legacy assets only (which assets are in production decline) to an investment in an infinite life vehicle with acquisitions probable and an opportunity for investment appreciation.

•	We will continue to pay monthly distributions from available cash generated by the legacy assets.

•	Our multi-faceted growth strategy is focused on increasing our proved reserves, production, cash flow and earnings.

•	Our distribution strategy is intended to cause our General Partner to focus on those items it can control.
     If you have not voted, we encourage you to reflect on the matters referred to in this letter — be sure to consult the proxy materials that have been distributed to you — and then to vote in such a fashion as to allow us to call a meeting of unit holders to complete the matters outlined in the proxy materials.

Very truly yours,
/s/ Gerald W. Haddock

Gerald W. Haddock
Chairman and Office of the Chief Executive Officer

     Investors and SRT unit holders are urged to read carefully in their entirety the Registration Statement and the Proxy Statement/Prospectus filed by Sabine Production Partners, LP with the SEC because they contain important information about Sabine Production Partners, LP, SRT, the proposed transaction, the persons soliciting proxies relating to the proposed transaction, their interests in the transaction and related matters. Investors and unit holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus may also be obtained from Sabine Production Partners, LP by directing a request by telephone to (800) 519-4866 or by mail to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102 or by mail from its solicitation agent, Georgeson Shareholder Communications Inc., 17th State Street, New York, New York, 10004, or by telephone to (866) 729-6808 (banks and brokers may call (212) 440-9800). Sabine Production Partners, LP is not affiliated with SRT.
Source: Sabine Production Partners, LP
Contact: Gerald W. Haddock, (817) 885-8390